Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 11, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1086
                  Technological Innovation Portfolio, Series 1
                       File Nos. 333-190346 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comment letter, dated August 27, 2013, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1086, filed on August 2, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Technological Innovation Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. Since the Trust's name includes the term "technological," please provide a policy to invest at least 80% of the value of the Trust's assets in the technology industry, and provide the criteria used to determine whether an investment is a technology security. See Rule 35d-1 under the Investment Company Act of 1940.

      Response: As discussed with the staff of the Commission, the following has replaced the first paragraph under the "Principal Investment Strategy" section:
"Under normal circumstances, the trust will invest at least 80% of the value of its assets in companies that the sponsor believes are technologically innovative. Technologically innovative companies are innovative companies that create new technology or use current technology in a new way to create new growth opportunities. These technological innovations are being engineered and applied in multiple sectors of the economy to improve corporate profit, marketing, and operations as well as the efficiency, productivity and enjoyment in the daily lives of individuals."

Additional revisions

      The Trust will hold securities of foreign companies. Accordingly, the second sentence under the "Security Selection" section has been revised to state, "The trust may invest in small-, mid- and large-capitalization companies, which may include foreign companies." In addition, the appropriate risk disclosures have been added.

      Additionally, the Trust will be concentrated in the information technology sector as a result of running the selection strategy. Accordingly, the appropriate risk disclosures have been added.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren